UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

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20 August 2013 For Announcement to the Market Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and BHP Billiton Plc (Registration No. 3196209) Report for the year ended 30 June 2013 This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2013 compared with the year ended 30 June 2012. The results are prepared in accordance with IFRS and are presented in US dollars. US$ Million Revenue down 8.7% to 65,968 Profit attributable to the members of the BHP Billiton Group down 29.5% to 10,876 Net Tangible Asset Backing: Net tangible assets per fully paid share were US$12.49 as at 30 June 2013, compared with US$11.59 at 30 June 2012. Dividends per share: Final dividend for current period (record date 6 September 2013; payment date 25 September 2013) US 59 cents fully franked Final dividend for previous corresponding period US 57 cents fully franked This statement was approved by the Board of Directors. Jane McAloon Group Company Secretary BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time IMMEDIATE
Date 20 August 2013
Number 19/13

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2013

- **Robust financial results reflect record production and substantial productivity gains offset by lower commodity prices.**
- **Underlying EBITDA[(1)] decreased by 16% to US$28.4 billion. The Group's Underlying EBIT margin[(2)] of 33% was supported by a US$2.7 billion reduction in controllable cash costs[(3)]. This was offset by weaker commodity prices, which reduced Underlying EBIT[(1)] by US$8.9 billion.**
- **Attributable profit (excluding exceptional items)[(2)] of US$11.8 billion was negatively affected by a temporary increase in the Group's effective tax rate and financing charges incurred managing interest rate exposure on recently issued debt securities.**
- **Exceptional items of US$922 million (after tax) contributed to the 29% decrease in Attributable profit to US$10.9 billion.**
- **A targeted divestment program continues to realise significant value for shareholders with major transactions totalling US$6.5 billion announced or completed during the period.**
- **Net operating cash flow[(4)] of US$18.3 billion and gearing of 29% demonstrates the strong financial position of the Company.**
- **Our progressive base dividend increased by 4% to 116 US cents per share.**

Year ended 30 June	2013 US$M	2012 US$M	Change %
Revenue	65,968	72,226	(8.7%)
Underlying EBITDA	28,383	33,746	(15.9%)
Underlying EBIT	21,127	27,238	(22.4%)
Profit from operations	19,225	23,752	(19.1%)
Attributable profit – excluding exceptional items	11,798	17,117	(31.1%)
Attributable profit	10,876	15,417	(29.5%)
Net operating cash flow	18,252	24,384	(25.1%)
Basic earnings per share – excluding exceptional items (US cents)	221.7	321.6	(31.1%)
Basic earnings per share (US cents)	204.4	289.6	(29.4%)
Underlying EBITDA interest coverage (times)[(2)]	29.8	53.2	(44.0%)
Dividend per share (US cents)	116.0	112.0	3.6%

The financial information on pages 21 to 42 has been prepared in accordance with IFRS. This news release including the financial information is unaudited. Refer to page 18 for footnotes, including explanations of the non-IFRS measures used in this announcement. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the year ended 30 June 2013 compared with the year ended 30 June 2012, unless otherwise noted.

News Release 2 RESULTS FOR THE YEAR ENDED 30 JUNE 2013 Safety is a core value for BHP Billiton We believe that all accidents, occupational illnesses and injuries are preventable; and that we will only be truly successful when every employee and contractor goes home safely at the end of every day. BHP Billiton’s safety performance continued to improve in the 2013 financial year as the Group’s Total Recordable Injury Frequency (TRIF) declined to a record low of 4.6 per million hours worked. Despite this steady improvement in safety performance, the Group suffered the tragic loss of three colleagues during the period. We and our industry must continually strive for safer work environments. Robust financial results delivered in a challenging environment BHP Billiton delivered robust financial results in the 2013 financial year, a period characterised by slowing global growth and volatile commodity markets. Underlying EBIT declined by 22 per cent or US$6.1 billion to US$21.1 billion. A substantial reduction in commodity prices reduced Underlying EBIT by US$8.9 billion, which more than offset the significant US$2.7 billion reduction in controllable cash costs achieved during the period. Consistently strong operating performance across the business contributed to a US$1.8 billion volume related increase in Underlying EBIT. Attributable profit (excluding exceptional items)(2) of US$11.8 billion was negatively affected by a temporary increase in the Group’s effective tax rate to 39.3 per cent (excluding exceptional items) and financing charges of US$280 million incurred managing interest rate exposure on recently issued debt securities. Exceptional items of US$922 million (after tax) contributed to the 29 per cent decrease in Attributable profit to US$10.9 billion. Despite the challenging environment, the Group’s Underlying EBIT margin remained in excess of 30 per cent, while Underlying return on capital (excluding capital investment associated with projects not yet in production)(5) was a robust 18 per cent. Well positioned to sustain strong margins and returns BHP Billiton’s strategy of owning and operating large, long life, low cost, expandable, upstream assets diversified by commodity, geography and market remains the foundation for our sector leading shareholder returns. To extend our track record and create a more productive and capital efficient organisation, we have concentrated our efforts on those world class basins where we enjoy economies of scale and a competitive advantage. We achieved a thirteenth consecutive annual production record at Western Australia Iron Ore (WAIO) and a 28 per cent increase in copper production at Escondida (Chile) in the 2013 financial year. In addition, liquids production at our Onshore US business increased by 76 per cent and our Queensland Coal (Australia) operations returned to full supply chain capacity during the period. Strong momentum at our operations is expected to be maintained in the medium term, with compound annual production growth of eight per cent, in copper equivalent terms, anticipated over the next two years(6). This high margin volume growth and the Group’s determination to reduce operating costs is expected to underpin robust operating margins, even in the absence of higher prices. Disciplined approach to capital expenditure In addition to the productivity gains delivered during the period, the Group applied strict capital discipline. Consistent with our commitment to shareholders, no major growth projects were approved during the 2013 financial year. Of the 18 major projects in execution at the end of the period, approximately 70 per cent are expected to deliver first production by the end of the 2014 calendar year. The majority of our development projects are brownfield in nature, which are inherently lower risk.

BHP Billiton Financial Results for the year ended 30 June 2013 3 Capital and exploration expenditure in the 2014 financial year is expected to reduce to US$16.2 billion(7). By reducing annual capital expenditure and increasing competition for capital within the Group, we expect to achieve sustainable, high margin growth at a higher average rate of return on incremental investment. BHP Billiton’s commitment to simplify its portfolio continued to deliver value for shareholders, with major transactions totalling US$6.5 billion either announced or completed during the period. With strong cash flow generation, a gearing ratio of 29 per cent and a net debt to Underlying EBITDA ratio of 1.0 times, the Group’s capital structure remains robust. Our confidence in the outlook for the Company and its financial position underpinned a four per cent increase in the full year dividend to 116 US cents per share. Outlook Economic outlook Economic conditions over the second half of the 2013 financial year were affected by lower than expected growth in emerging economies. Weaker trade and soft manufacturing activity pulled growth rates slightly below expectations in China. However, with employment conditions and income growth remaining resilient, the Chinese Government has room to pursue reforms that support its agenda of stable, long term growth. Significant cuts in government spending affected growth in the United States, however this was offset by improved private sector demand, leading to modest rates of economic growth overall. Housing and stock market prices have also strengthened household balance sheets over the past year. As a result, we are confident the recovery will continue, although risks remain regarding the unwinding of monetary policy stimulus. The renewed policy push in Japan is also positive for medium term growth expectations if the government can achieve its stated objectives. Europe remained relatively stable during the period, however we do not anticipate a strong or rapid recovery while fundamental structural problems remain. Overall, we expect more balanced global growth over the long term as China continues to develop its economy and large developed economies, such as the United States, grow despite fiscal challenges. We expect the rebalancing of the Chinese economy to be significant in terms of the nature of domestic demand as well as the types of goods and services the economy will produce. These changes will take place gradually, particularly in relation to savings behaviour and levels of fixed asset investment. We also see India and South East Asia as significant sources of economic growth in the long term. Commodities outlook Prices responded to changes in the underlying fundamentals of several major commodities during the 2013 financial year. Increased demand in the United States supported natural gas markets, while record steel production rates in Asia underpinned strong demand for steelmaking raw materials. However, supply of iron ore, metallurgical coal and copper more than kept pace with increased demand, leading to a reduction in prices over the period. In the short term, increased supply is likely to exert downward pressure on prices, although a lower rate of investment growth across the industry should, in time, lead to more balanced supply and demand. The growth rates for steel demand in Asia are expected to moderate as the Chinese economy gradually rebalances. This rebalancing should support growth in demand for other industrial metals, energy and agricultural products. We expect overcapacity in the aluminium and nickel industries to persist, while robust near term supply in copper and US domestic gas should, over time, give way to market conditions more influenced by resource decline. Over the long term we maintain a positive outlook as the fundamentals of wealth creation, demographics and urbanisation continue to create demand for commodities across Asia and other markets. On the supply side, the Company’s diversified portfolio of large, long life, low cost assets ensures it is well placed to fulfil this increasing demand for commodities as a low cost supplier throughout the cycle.

News Release 4 Development projects At the end of the 2013 financial year, BHP Billiton had 18 low risk, largely brownfield, major projects in execution with a combined budget of US$21.2 billion. The majority of these projects are scheduled to deliver first production before the end of the 2014 calendar year. The Broadmeadow Life Extension and Bass Strait Kipper projects (both Australia) were completed during the 2013 financial year. In addition, four major projects achieved either first production or shipment in the period, namely: WAIO Port Hedland Inner Harbour Expansion; WAIO Orebody 24; Daunia; and the Newcastle Third Port Stage 3 project (all Australia). During the 2013 financial year, BHP Billiton approved the US$520 million (BHP Billiton share) Longford Gas Conditioning Plant (LGCP) project as part of the Gippsland Basin Joint Venture (Australia). The LGCP will add carbon dioxide (CO2) removal capacity which is necessary to condition production from the Bass Strait Turrum project currently in development. In July 2013, BHP Billiton announced an investment of US$2.0 billion (BHP Billiton share) to construct a desalination facility which will deliver sustainable water supply to Escondida over the long term. In August 2013, BHP Billiton announced that it is investing US$2.6 billion to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. The WAIO Jimblebar Mine Expansion, which will increase supply chain capacity to 220 million tonnes per annum (100 per cent basis), is expected to achieve first production in the December 2013 quarter, ahead of schedule. As previously announced, the project remains on budget in local currency terms, although the capital cost in US dollars is expected to be 10 per cent higher than the original budget. This increase was offset by a change in scope and US$400 million reduction in the budget for the WAIO Port Blending and Rail Yard Facilities project, which reflects the decision to prioritise capital efficient growth in the inner harbour. As a result, WAIO remains well positioned to deliver 220 million tonnes per annum of supply chain capacity ahead of schedule and on budget. Following a review of the Hay Point Stage Three Expansion project (Australia), BHP Billiton approved a US$255 million increase to the original budget of US$1.25 billion (BHP Billiton share). Shipments from the new facilities are now expected to commence in the 2015 calendar year. The revised schedule and budget reflects the impact of significant weather interruptions and associated productivity issues which have affected the marine works. The schedule delay is not expected to impact the production profile of the Queensland Coal business.

BHP Billiton Financial Results for the year ended 30 June 2013

Projects completed during the 2013 financial year

Business	Project	Capacity(i)	Capital expenditure (US$M)(i)		Date of initial production(ii)	
			Actual(iii)	Budget	Actual	Target
Petroleum	Bass Strait Kipper (Australia) BHP Billiton – 32.5% – 50% Non operator	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet of gas per day.	905	900	Q3 2012(iv)	2012
Coal	Broadmeadow Life Extension (Australia) BHP Billiton – 50%	Increases productive capacity by 0.4 million tonnes per annum of metallurgical coal and extends life of the mine by 21 years.	483	450	Q1 2013	2013
			1,388	**1,350**		

Projects in execution at the end of the 2013 financial year

Business	Project	Capacity(i)	Capital expenditure (US$M)(i)		Date of initial production(ii)	
Projects that delivered first production during the 2013 financial year			**Actual(iii)**	**Budget**	**Actual**	**Target**
Iron Ore	WAIO Port Hedland Inner Harbour Expansion (Australia) BHP Billiton – 85%	Increases total inner harbour capacity to 220 million tonnes per annum. Debottlenecking opportunities that would add substantial, low cost capacity are being evaluated.	1,900(v)	1,900(v)	Q4 2012	H2 2012
	WAIO Orebody 24 (Australia) BHP Billiton – 85%	Maintains iron ore production output from the Newman Joint Venture operations.	698	698	Q4 2012	H2 2012
Coal	Daunia (Australia) BHP Billiton – 50%	Greenfield mine development with 4.5 million tonnes per annum of export metallurgical coal capacity.	676	800	Q1 2013	2013
	Newcastle Third Port Project Stage 3 (Australia) BHP Billiton – 35.5%	Increases total coal terminal capacity from 53 million tonnes per annum to 66 million tonnes per annum.	367	367	Q2 2013	2014
Projects under development (approved in prior years)				**Budget**		**Target**
Petroleum	Macedon (Australia) BHP Billiton – 71.43% Operator	200 million cubic feet of gas per day.		1,050		2013
	Bass Strait Turrum (Australia) BHP Billiton – 50% Non operator	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day.		1,350(vi)		2013(vi)(vii)
	North West Shelf Greater Western Flank-A (Australia) BHP Billiton – 16.67% Non operator	To maintain LNG plant throughput from the North West Shelf operations.		400		2016
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67% Non operator	2,500 million cubic feet of gas per day.		850		2013

5

News Release

Business	Project	Capacity[i]	Capital expenditure (US$M)[i]	Date of initial production[ii]
Copper	Escondida Organic Growth Project 1 (Chile) BHP Billiton – 57.5%	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant.	2,207	H1 2015
	Escondida Oxide Leach Area Project (Chile) BHP Billiton – 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	414	H1 2014
Iron Ore	WAIO Jimblebar Mine Expansion (Australia) BHP Billiton – 85%[viii]	Increases mining and processing capacity to 35 million tonnes per annum with incremental debottlenecking opportunities to 55 million tonnes per annum.	3,220[v] [vi] [viii]	Q4 2013[vi]
	WAIO Port Blending and Rail Yard Facilities (Australia) BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,000[v] [vi] [ix]	H2 2014
	Samarco Fourth Pellet Plant (Brazil) BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	1,750	H1 2014
Coal	Hay Point Stage Three Expansion (Australia) BHP Billiton – 50%	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability.	1,505[v] [vi]	2015[vi]
	Caval Ridge (Australia) BHP Billiton – 50%	Greenfield mine development to produce an initial 5.5 million tonnes per annum of export metallurgical coal.	1,870[v]	2014
	Appin Area 9 (Australia) BHP Billiton – 100%	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 million tonnes per annum of metallurgical coal.	845	2016
	Cerrejon P40 Project (Colombia) BHP Billiton – 33.3%	Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum.	437	2013
Projects under development (approved during the 2013 financial year)			**Budget**	**Target**
Petroleum	Bass Strait Longford Gas Conditioning Plant (Australia) BHP Billiton – 50% Non operator	Designed to process approximately 400 million cubic feet per day of high CO_2 gas.	520	2016
			21,183	

(i) All references to capacity are 100 per cent unless noted otherwise. All references to capital expenditure are BHP Billiton's share unless noted otherwise.

(ii) References are based on calendar years.

(iii) Number subject to finalisation.

(iv) Facilities ready for first production pending resolution of mercury content.

(v) Excludes announced pre-commitment funding.

(vi) As per revised budget and/or schedule.

(vii) Initial production through the Turrum facilities, scheduled for the 2013 calendar year, will be low CO_2 gas. Additional high CO_2 production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in the 2016 calendar year.

(viii) Prior to completion of the ITOCHU and Mitsui transaction in July 2013, BHP Billiton's economic interest in the Jimblebar Mine Expansion project was 96 per cent and our share of approved capital expenditure was US$3,640 million.

(ix) The construction of port blending and rail yard facilities at the South Stockyard is no longer included in the scope of the WAIO Port Blending and Rail Yard Facilities project.

6

BHP Billiton Financial Results for the year ended 30 June 2013

Income statement

To provide clarity into the underlying performance of our operations we present Underlying EBIT, which is a measure used internally and in our Supplementary Information, that excludes any exceptional items. Exceptional items are described on page 11. The difference between Underlying EBIT and Profit from operations is set out in the following table:

Year ended 30 June	2013 US$M	2012 US$M
Underlying EBIT	21,127	27,238
Exceptional items (before taxation)	(1,902)	(3,486)
Profit from operations (EBIT)	19,225	23,752

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the 2013 financial year compared with the 2012 financial year:

	US$M	US$M
Underlying EBIT for the year ended 30 June 2012		**27,238**
Change in volumes		1,791
Net price impact:		
Change in sales prices	(8,895)	
Price linked costs	649	
		(8,246)
Change in costs:		
Costs (rate and usage)	546	
Exchange rates	390	
Inflation on costs	(650)	
		286
Asset sales		(66)
Ceased and sold operations		(847)
New and acquired operations		(112)
Exploration and business development		938
Other		145
Underlying EBIT for the year ended 30 June 2013		**21,127**

Volumes

Strong operating performance across the Group's major basins in the 2013 financial year delivered a seven per cent increase in total production, in copper equivalent units[6]. This was underpinned by a thirteenth consecutive annual production record at WAIO and a 28 per cent increase in copper production at Escondida. This high margin volume growth was supported by a significant recovery in production at Queensland Coal and a 76 per cent increase in liquids production at our Onshore US business. This momentum is expected to continue in the medium term, with compound annual copper equivalent production growth of eight per cent anticipated over the next two years[6].

In this context, stronger sales volumes increased Underlying EBIT by US$1.8 billion in the 2013 financial year. Increased iron ore, copper and metallurgical coal sales were the major contributors and together increased Underlying EBIT by US$2.2 billion. In contrast, natural field decline at our conventional Australian oil and gas assets contributed to a US$266 million volume related reduction in Petroleum's Underlying EBIT.

7

News Release 8 Prices Substantially lower prices reduced Underlying EBIT by US$8.9 billion in the 2013 financial year. The major contributor to the decline was a 17 per cent reduction in the average realised price of iron ore which reduced Underlying EBIT by US$4.1 billion. The recovery in low cost supply led to a significant decline in metallurgical coal prices which, together with softer energy coal prices, reduced Underlying EBIT by a further US$3.7 billion. Overcapacity in the nickel and aluminium markets, and concerns of a near term rebalancing in the copper market, also weighed on metals prices and reduced Underlying EBIT by a combined US$1.0 billion. A 17 per cent increase in the average realised price of US natural gas and a four per cent rise in the average realised price of liquefied natural gas (LNG) benefited Underlying EBIT during the period, however this was offset by a four per cent decrease in the average realised price of oil. A reduction in price linked costs increased Underlying EBIT by US$649 million during the period and primarily reflected lower price linked royalty charges in our iron ore and metallurgical coal businesses. Costs The Group’s concentrated effort to reduce operating costs and drive productivity improvements has realised tangible results, with a significant reduction in controllable cash costs of US$2.7 billion delivered during the period, excluding one-off items. This underpinned a seven per cent reduction in unit costs(8), based on copper equivalent production. Increased labour productivity across the Group, and both a change in scope and renegotiation of terms for specific contracts at Queensland Coal, contributed to a US$458 million reduction in controllable cash costs. A general improvement in the productivity of the Group’s maintenance activities reduced controllable cash costs by a further US$105 million. Mining related efficiencies contributed to a US$619 million reduction in controllable cash costs. This largely reflected productivity gains at Escondida associated with a 12 per cent improvement in concentrator throughput following a major maintenance campaign and a 24 per cent increase in the ore grade mined during the period. BHP Billiton has optimised and substantially reduced exploration and business development expenditure to reflect increased confidence in the quality and longevity of its resource base. This sharpened focus contributed to a further US$1.5 billion reduction in controllable cash costs. From an earnings perspective, a number of one-off items reduced Underlying EBIT by US$568 million. These included payments associated with the finalisation of multi-year collective labour agreements at each of our South American copper assets, and the impairment of project costs associated with the WAIO Tug Harbour and the Mad Dog Phase 2 (US) projects. Consequently, the total cost related variance, which excludes exploration and business development expenditure, and includes one-off items, increased Underlying EBIT by US$546 million.

BHP Billiton Financial Results for the year ended 30 June 2013

Exchange rates

A stronger US dollar against several producer currencies, in particular the South African rand, benefited our cost base during the period and increased Underlying EBIT by US$480 million. This was partially offset by the restatement of monetary items in the balance sheet which reduced Underlying EBIT by US$90 million. In total, exchange rate volatility increased Underlying EBIT by US$390 million.

The following exchange rates against the US dollar have been applied:

	Average Year ended 30 June 2013	Average Year ended 30 June 2012	As at 30 June 2013	As at 30 June 2012	As at 30 June 2011
Australian dollar(i)	1.03	1.03	0.92	1.00	1.07
Chilean peso	479	492	504	510	470
Colombian peso	1,814	1,825	1,923	1,807	1,779
Brazilian real	2.04	1.78	2.18	2.08	1.57
South African rand	8.84	7.77	10.00	8.41	6.80

(i) Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflation had an unfavourable impact on all businesses and reduced Underlying EBIT by US$650 million during the 2013 financial year. This was most notable in Australia and South Africa, which accounted for over 75 per cent of the total variance.

Asset sales

The contribution of asset sales to Underlying EBIT declined by US$66 million in the 2013 financial year. The variance was largely attributable to a post-closing payment received during the 2012 financial year that followed the divestment of our interests in Cascade and Chinook (US).

The divestments of Yeelirrie (Australia), Richards Bay Minerals (South Africa), the East and West Browse Joint Ventures (Australia) and our diamonds business were completed during the period and are reported as exceptional items.

Ceased and sold operations

Underlying EBIT from ceased and sold operations declined by US$847 million in the 2013 financial year. The decline largely reflected a reduced contribution from both Richards Bay Minerals, following the sale of our 37.76 per cent non-operated effective interest to Rio Tinto, which was completed on 7 September 2012; and EKATI (Canada), following the sale of our diamonds business to Dominion Diamond Corporation, which was completed on 10 April 2013.

New and acquired operations

Assets are reported as new and acquired operations until there is a full year period for comparison. New and acquired operations reduced Underlying EBIT by US$112 million in the 2013 financial year. The Onshore US result in the prior corresponding period included a one-off gain of US$192 million associated with legacy US gas derivatives.

9

News Release 10 Exploration and business development The quality, scale and diversification of BHP Billiton’s resource base has allowed a substantial reduction in the Group’s exploration and business development expenditure. Total exploration expenditure declined by 46 per cent to US$1.3 billion in the 2013 financial year with a sharpened focus on greenfield copper porphyry targets in Chile and Peru and high value oil and gas prospects in the Gulf of Mexico (US) and offshore Western Australia. The associated decline in the Group’s exploration expense increased Underlying EBIT by US$594 million. A general reduction in business development expenditure increased Underlying EBIT by a further US$344 million in the 2013 financial year. Other The largest contributor to a US$145 million increase in Underlying EBIT was a non-cash adjustment of our Angostura (Trinidad and Tobago) Production Sharing Contract. Net finance costs Net finance costs increased to US$1.4 billion from US$730 million in the corresponding period. This was primarily attributable to an increase in net interest expense on higher net debt and financing charges of US$280 million incurred managing interest rate exposure on recently issued debt securities. Taxation expense Total taxation expense including royalty-related taxation, exceptional items and exchange rate movements, was US$6.8 billion, representing an effective tax rate of 38.0 per cent (30 June 2012: 32.5 per cent). Exceptional items decreased taxation expense by US$980 million (30 June 2012: decrease of US$1.7 billion). Excluding exceptional items, the Group’s effective tax rate was 39.3 per cent (30 June 2012: 34.8 per cent). Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. Royalty-related taxation, excluding exceptional items, contributed US$1.2 billion to taxation expense representing an effective tax rate of 6.0 per cent (30 June 2012: US$889 million and 3.4 per cent). The Minerals Resource Rent Tax (MRRT) came into effect in Australia on 1 July 2012 and the Group expensed US$454 million of MRRT in the 2013 financial year. This was partially offset by the recognition of deferred tax assets associated with the MRRT, which reduced taxation expense by US$133 million. In this context, BHP Billiton remitted US$200 million of MRRT to the Australian Taxation Office during the period, with a further US$140 million payment made in July 2013. Exchange rate movements increased taxation expense by US$315 million, representing an effective tax rate of 1.6 per cent (30 June 2012: increase of US$250 million and 0.9 per cent). Excluding the impacts of royalty-related taxation, exceptional items and exchange rate movements, taxation expense was US$6.3 billion representing an Underlying effective tax rate(2) of 31.7 per cent (30 June 2012: 30.5 per cent). Based on our current projections, our taxation expense, including royalty-related taxation, as a proportion of pre-tax profit is expected to decline to a range of 33 per cent to 35 per cent in the 2014 financial year. This excludes the influence of exchange rate movements and adjustments to deferred tax balances associated with the MRRT. Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$2.7 billion during the period (30 June 2012: US$3.1 billion).

BHP Billiton Financial Results for the year ended 30 June 2013

Exceptional items

Year ended 30 June 2013	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,373	(183)	1,190
Sale of diamonds business	(232)	(5)	(237)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Worsley assets	(2,190)	559	(1,631)
Impairment of Permian basin assets	(266)	99	(167)
Other impairments arising from capital project review	(1,006)	291	(715)
Newcastle steelworks rehabilitation	158	(47)	111
	(1,902)	**980**	**(922)**

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the 2013 financial year, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses.

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1.2 billion (after tax expense) was recognised in the 2013 financial year.

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$237 million (after tax expense) was recognised based on the final consideration.

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture. A gain on sale of US$1.5 billion was recognised in the 2013 financial year. The associated tax expense of US$462 million was partly offset by the recognition of deferred tax benefits on available tax losses of US$274 million. The transaction was completed on 7 June 2013.

As a result of expected continued strength in the Australian dollar and the weak nickel and alumina pricing environment, the Group recognised an impairment of US$1.2 billion (after tax benefit) at Nickel West (Australia) and an impairment charge of US$1.6 billion (after tax benefit) at Worsley (Australia) in the 2013 financial year.

An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian basin (US) do not support economic development.

In the 2013 financial year, WAIO refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$639 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in the 2013 financial year.

The Group recognised a decrease of US$158 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). This followed the completion of the Hunter River Remediation Project and reaching agreement with the Environment Protection Authority in March 2013 regarding the necessary scope of work to repeal the Environmental Classification at Steel River.

11

News Release 12 Cash flows Net operating cash flows after interest and tax declined by 25 per cent to US$18.3 billion for the 2013 financial year. A US$5.6 billion reduction in cash generated from operations (after changes in working capital balances) was the major contributor to the decline. A US$14.2 billion reduction in net investing cash outflows to US$17.9 billion primarily reflected the acquisition of Petrohawk Energy Corporation in the prior period and a US$4.4 billion increase in proceeds from asset sales. Capital and exploration expenditure totalled US$22.9 billion in the 2013 financial year. Expenditure on major growth projects was US$18.8 billion, including US$6.9 billion on Petroleum projects and US$11.9 billion on Minerals projects. Capital expenditure on sustaining and other items was US$2.8 billion. Exploration expenditure was US$1.3 billion, including US$1.0 billion classified within net operating cash flows. Net financing cash flows included proceeds from borrowings of US$10.0 billion and were partially offset by debt repayments of US$2.6 billion and dividend payments of US$6.2 billion. Proceeds from borrowings include the issuance of a two tranche Euro bond of €2.0 billion, a two tranche Sterling bond of £1.75 billion, an Australian dollar bond of A$1.0 billion, a Euro bond of €750 million and a Canadian dollar bond of C$750 million. Net debt, comprising interest bearing liabilities less cash, was US$29.1 billion, an increase of US$5.5 billion compared to the net debt position at 30 June 2012. Dividend BHP Billiton has a progressive dividend policy. The aim of this policy is to steadily increase or at least maintain our base dividend in US dollars at each half yearly payment. Our Board today declared a final dividend of 59 US cents per share. The total dividend for the 2013 financial year increased by four per cent to 116 US cents per share. The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade (cum dividend) on JSE Limited, being 30 August 2013. Please note that all currency conversion elections must be registered by the Record Date, being 6 September 2013. Any currency conversion elections made after this date will not apply to this dividend. The timetable in respect of this dividend will be: Last day to trade cum dividend on JSE Limited (JSE) and currency conversion into rand 30 August 2013 Ex-dividend Australian Securities Exchange (ASX) and JSE 2 September 2013 Ex-dividend London Stock Exchange (LSE) and New York Stock Exchange (NYSE) 4 September 2013 Record Date (including currency conversion and currency election dates, except for rand) 6 September 2013 Payment date 25 September 2013 American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 2 and 6 September 2013 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 30 August and 6 September 2013 (inclusive). Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

BHP Billiton Financial Results for the year ended 30 June 2013 13 Debt management and liquidity During the 2013 financial year the Group issued the following debt securities in the debt capital markets: In September 2012, a two tranche Euro bond and a two tranche Sterling bond under the Euro Medium Term Note Programme. The Euro bond issue comprises €1.25 billion 2.25% bonds due 2020 and €750 million 3.25% bonds due 2027. The Sterling bond issue comprises £750 million 3.25% bonds due 2024 and £1.0 billion 4.30% bonds due 2042. In October 2012, an Australian dollar bond, comprising A$1.0 billion 3.75% bonds due 2017. In April 2013, a Euro bond under the Euro Medium Term Note Programme comprising 750 million 3.125% bonds due 2033. In May 2013, a Canadian dollar bond under the Euro Medium Term Note Programme comprising C$750 million 3.23% bonds due 2023. As at 30 June 2013 the Group’s cash and cash equivalents on hand were US$6.1 billion. The Group has a US$6.0 billion commercial paper program backed by US$6.0 billion of revolving credit facilities, consisting of US$5.0 billion expiring in December 2015 and US$1.0 billion expiring in December 2013 with the ability to extend to December 2014. The Group had US$1.3 billion outstanding in the US commercial paper market at the end of the financial year. Our commitment to maintain a solid A credit rating remains unchanged. Corporate governance On 20 February 2013, the Group announced the retirement of Mr Marius Kloppers as Chief Executive Officer and a Director and the appointment of Mr Andrew Mackenzie as Chief Executive Officer and a Director, effective 10 May 2013. On 18 April 2013, we implemented a new organisational structure, removing a layer of management to create a direct line of communication between the centre and operations. We also compressed the number of businesses into five. The Group Management committee comprises: Andrew Mackenzie (Chief Executive Officer); Peter Beaven (President, Copper); Tim Cutt (President, Petroleum and Potash); Dean Dalla Valle (President, Coal); Geoff Healy (Chief Legal Counsel); Mike Henry (President, HSEC, Marketing and Technology); Graham Kerr (Chief Financial Officer); Daniel Malchuk (President, Aluminium, Manganese and Nickel); Jane McAloon (President, Governance and Group Company Secretary); Jimmy Wilson (President, Iron Ore); and Karen Wood (President, People and Public Affairs).BHP Billiton Financial Results for the year ended 30 June 2013 13 Debt management and liquidity During the 2013 financial year the Group issued the following debt securities in the debt capital markets: In September 2012, a two tranche Euro bond and a two tranche Sterling bond under the Euro Medium Term Note Programme. The Euro bond issue comprises €1.25 billion 2.25% bonds due 2020 and €750 million 3.25% bonds due 2027. The Sterling bond issue comprises £750 million 3.25% bonds due 2024 and £1.0 billion 4.30% bonds due 2042. In October 2012, an Australian dollar bond, comprising A$1.0 billion 3.75% bonds due 2017. In April 2013, a Euro bond under the Euro Medium Term Note Programme comprising 750 million 3.125% bonds due 2033. In May 2013, a Canadian dollar bond under the Euro Medium Term Note Programme comprising C$750 million 3.23% bonds due 2023. As at 30 June 2013 the Group’s cash and cash equivalents on hand were US$6.1 billion. The Group has a US$6.0 billion commercial paper program backed by US$6.0 billion of revolving credit facilities, consisting of US$5.0 billion expiring in December 2015 and US$1.0 billion expiring in December 2013 with the ability to extend to December 2014. The Group had US$1.3 billion outstanding in the US commercial paper market at the end of the financial year. Our commitment to maintain a solid A credit rating remains unchanged. Corporate governance On 20 February 2013, the Group announced the retirement of Mr Marius Kloppers as Chief Executive Officer and a Director and the appointment of Mr Andrew Mackenzie as Chief Executive Officer and a Director, effective 10 May 2013. On 18 April 2013, we implemented a new organisational structure, removing a layer of management to create a direct line of communication between the centre and operations. We also compressed the number of businesses into five. The Group Management committee comprises: Andrew Mackenzie (Chief Executive Officer); Peter Beaven (President, Copper); Tim Cutt (President, Petroleum and Potash); Dean Dalla Valle (President, Coal); Geoff Healy (Chief Legal Counsel); Mike Henry (President, HSEC, Marketing and Technology); Graham Kerr (Chief Financial Officer); Daniel Malchuk (President, Aluminium, Manganese and Nickel); Jane McAloon (President, Governance and Group Company Secretary); Jimmy Wilson (President, Iron Ore); and Karen Wood (President, People and Public Affairs).

News Release

BUSINESS SUMMARY

The following table provides a summary of the performance of the businesses for the 2013 financial year and the corresponding period.

Year ended 30 June	Revenue[i]			Underlying EBIT[i][ii]		
US$M	2013	2012	Change %	2013	2012	Change %
Petroleum and Potash	13,213	12,937	2.1%	5,651	6,020	(6.1%)
Copper	11,991	11,596	3.4%	3,622	3,965	(8.7%)
Iron Ore	20,215	22,601	(10.6%)	11,121	14,201	(21.7%)
Coal	10,723	13,598	(21.1%)	746	2,797	(73.3%)
Aluminium, Manganese and Nickel	9,278	9,911	(6.4%)	164	(24)	N/A
Group and unallocated items[iii] [iv]	623	1,636	N/A	(177)	279	N/A
Less: inter-segment revenue	(75)	(53)	N/A	–	–	N/A
BHP Billiton Group	**65,968**	**72,226**	**(8.7%)**	**21,127**	**27,238**	**(22.4%)**

(i) The comparative information for the 2012 financial period has been restated as described in note 1 to the Financial Information on page 30.

(ii) Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT for the Group is reconciled to Profit from operations on page 7.

(iii) Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations.

(iv) Includes the Group's diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012) and non-Potash corporate costs incurred by the former Diamonds and Specialty Products business.

Petroleum and Potash

Petroleum production increased by six per cent in the 2013 financial year to 236 million barrels of oil equivalent (BHP Billiton share) and included strong performance from Onshore US, which delivered 99 million barrels of oil equivalent (BHP Billiton share). The liquids rich Eagle Ford contributed 33 per cent of total Onshore US production to become Petroleum's largest producing field at the end of the period.

Petroleum and Potash Underlying EBIT for the 2013 financial year declined by US$369 million to US$5.7 billion. Petroleum's contribution to Underlying EBIT decreased by US$363 million to US$6.0 billion. Natural field decline at our conventional Australian assets contributed to a US$266 million volume related reduction in Underlying EBIT. A series of one-off charges, which included Onshore US drill rig contract termination costs and an impairment that followed the suspension of studies and re-evaluation of alternative development options associated with the Mad Dog Phase 2 project, reduced Underlying EBIT by a further US$160 million. In contrast, a US$126 million reduction in exploration and business development expense reflected our sharpened focus on high value oil and gas prospects in the Gulf of Mexico and offshore Western Australia.

Petroleum prices remained strong for the 2013 financial year. The average realised price of natural gas across our portfolio increased by 11 per cent to US$3.76 per thousand standard cubic feet. This included a 17 per cent increase in the average realised price of US natural gas to US$3.29 per thousand standard cubic feet. The average realised price of LNG also increased during the period, rising by four per cent to US$14.82 per thousand standard cubic feet. These gains were offset by a four per cent decrease in the average realised price of oil to US$106 per barrel.

During the 2013 financial year, BHP Billiton completed the sale of its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture, located offshore Western Australia, to PetroChina International Investment (Australia) Pty Ltd for US$1.7 billion (after adjustments), resulting in a pre-tax profit of US$1.5 billion.

Capital expenditure for our conventional and unconventional businesses totalled US$7.1 billion in the 2013 financial year. This included US$4.8 billion in Onshore US drilling and development expenditure, with over 80 per cent of drilling activity directed towards the Eagle Ford and Permian, as planned. While still in its early stages, the Permian appraisal program continues to deliver encouraging results, as demonstrated by the one million barrels of oil equivalent produced in the 2013 financial year, and the expected contribution of approximately four million barrels of oil equivalent in the 2014 financial year.

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BHP Billiton Financial Results for the year ended 30 June 2013

Onshore US overview for the 2013 financial year

		Liquids focused areas (Eagle Ford and Permian)	Gas focused areas (Haynesville and Fayetteville)	Total
2013 financial year				
Capital expenditure	US$ billion	3.9	0.9	**4.8**
Production	MMboe	33.4	65.8	**99.2**
Product mix	Natural gas	42%	100%	
	Natural Gas Liquid	23%	–	
	Crude and condensate	35%	–	

Onshore US capital expenditure is expected to decline to US$3.9 billion in the 2014 financial year as we continue to optimise our drilling program. This includes a forecast reduction in our operated rig count to an average of 25 for the period. Approximately 75 per cent of operated drilling activity will be focused on our liquids rich acreage in the Eagle Ford. The remaining activity will occur in the Haynesville, and the Permian, where we are continuing to appraise our most prospective acreage. Our operated drilling program in the Fayetteville has been temporarily suspended, however we will continue to invest in wells operated by third parties where we see value.

Petroleum exploration expenditure for the 2013 financial year was US$675 million, of which US$522 million was expensed. A US$600 million exploration program, largely focused on the Gulf of Mexico and Western Australia, is planned for the 2014 financial year.

Petroleum production is forecast to increase to 250 million barrels of oil equivalent (BHP Billiton share) in the 2014 financial year. This includes 114 million barrels of oil equivalent (BHP Billiton share) from Onshore US, underpinned by an anticipated 75 per cent increase in liquids production. Production from the conventional business is expected to remain stable, with new volumes from Macedon and increased production at Atlantis (US) offset by expected natural field decline and planned maintenance.

Potash Underlying EBIT was largely unchanged from the prior period. A reduction in global potash exploration activity was offset by higher costs associated with the establishment of our Potash business in Saskatchewan (Canada). BHP Billiton is investing US$2.6 billion to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. Completion of both shafts is expected during the 2016 calendar year, while the associated works program will extend into the 2017 calendar year.

Copper

Copper production increased by 10 per cent in the 2013 financial year to 1.2 million tonnes (BHP Billiton share). Escondida copper production increased by 28 per cent to 1.1 million tonnes (100 per cent basis) as the average copper grade mined rose to 1.4 per cent and milling rates improved. Record annual copper production at Antamina (Peru) also contributed to the strong result having benefited from a full year contribution from the recently expanded concentrator.

Underlying EBIT for the 2013 financial year declined by US$343 million to US$3.6 billion. Increased sales volumes and controllable cash cost savings associated with productivity gains and broader economies of scale increased Underlying EBIT by US$966 million. In this context, strong production growth and a material reduction in controllable cash costs contributed to a 15 per cent reduction in unit cash costs at Escondida. In contrast, the external influences of lower prices, inflation and foreign exchange variations reduced Underlying EBIT by US$682 million. Payments associated with the finalisation of multi-year collective labour agreements at each of our South American assets and major planned maintenance programs at Escondida and Olympic Dam (Australia) reduced Underlying EBIT by a further US$321 million.

The average realised price of copper for the period declined by five per cent to US$3.41 per pound. At 30 June 2013 the Group had 283,753 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.08 per pound. The final price of these sales will be determined in the 2014 financial year. In addition, 278,547 tonnes of copper sales from the 2012 financial year were subject to a finalisation adjustment in 2013.

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News Release 16 Provisional pricing and finalisation adjustments decreased Underlying EBIT by US$224 million in the 2013 financial year (2012 financial year: US$265 million loss). During the period, BHP Billiton signed a definitive agreement to sell its Pinto Valley mining operation (US) and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp. for an aggregate cash consideration of US$650 million. The transaction is subject to regulatory approval and other customary conditions, and is expected to be completed in the second half of the 2013 calendar year. Escondida production is forecast to remain steady at approximately 1.1 million tonnes (100 per cent basis) in the 2014 financial year, before increasing to approximately 1.3 million tonnes (100 per cent basis) in the 2015 financial year. Escondida Organic Growth Project 1 and Oxide Leach Area Project are expected to maintain Escondida’s copper production at an elevated level for the remainder of this decade. The recently announced US$2.0 billion (BHP Billiton share) investment in a desalination facility will deliver sustainable water supply to Escondida over the long term. Copper production for the 2014 financial year is forecast to remain largely unchanged at approximately 1.2 million tonnes(9) (BHP Billiton share). Production at Spence (Chile) is expected to be weighted towards the second half of the 2014 financial year as lower recoveries reduce output in the September 2013 quarter. At Antamina, mining will transition from a copper to zinc rich ore zone in the second half of the 2014 financial year, consistent with the mine plan. Iron Ore Iron ore production increased by seven per cent in the 2013 financial year to 170 million tonnes (BHP Billiton share). WAIO production of 187 million tonnes (100 per cent basis) represented a thirteenth consecutive annual production record. The delivery of WAIO’s capital efficient growth program and continued strong operating performance across the supply chain contributed to this record result. Samarco’s three pellet plants continued to operate at capacity during the period. Underlying EBIT for the 2013 financial year declined by US$3.1 billion to US$11.1 billion. Record sales volumes at WAIO increased Underlying EBIT by US$1.4 billion. However, this was more than offset by a 17 per cent fall in the average realised price of iron ore to US$110 per tonne, which reduced Underlying EBIT by US$3.9 billion, net of price linked costs. WAIO’s export volumes for the 2013 financial year were sold on the basis of shorter term, market based prices. Revenue for the period reflected the average index price one month prior to the month of shipment, adjusted for product characteristics such as iron and moisture content. Approximately 65 per cent of shipments were delivered on a Cost and Freight (CFR) basis. Increased labour and contractor costs reduced Underlying EBIT by US$151 million during the period. This largely reflected our decision to invest in operating capability prior to the full commissioning and ramp up of expanded capacity at WAIO. WAIO unit cash costs, including freight and royalty charges of US$856 million and US$1.2 billion, respectively, remained largely unchanged during the 2013 financial year. Increased depreciation and amortisation charges reduced Underlying EBIT by US$239 million and reflected the recent completion of several major projects and a US$86 million impairment of project costs associated with the WAIO Tug Harbour project. On 20 June 2013, BHP Billiton announced an extension of its long term WAIO joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui). This transaction was completed in July 2013 and has aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui invested approximately US$0.8 billion and US$0.7 billion, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource. The consideration included a share of capital costs associated with the Jimblebar Mine Expansion project. Several major milestones were achieved at our WAIO business during the 2013 financial year including an increase in port capacity to 220 million tonnes per annum (100 per cent basis) following the successful installation of all major infrastructure associated with the Port Hedland Inner Harbour Expansion project. First production from

BHP Billiton Financial Results for the year ended 30 June 2013 17 the Jimblebar Mine Expansion, which will increase mine capacity to 220 million tonnes per annum (100 per cent basis), is expected in the December 2013 quarter, ahead of schedule. Longer term, the progressive debottlenecking of the supply chain is expected to underpin substantial low cost growth in our WAIO business. WAIO production is expected to increase by 10 per cent to approximately 207 million tonnes (100 per cent basis) in the 2014 financial year. The associated productivity gains will benefit unit costs in the 2014 financial year, however, this is expected to be more than offset by a temporary increase in strip ratios as the Jimblebar Mine Expansion ramps up production. Total iron ore production for the 2014 financial year, which includes Samarco production, is forecast to increase by 11 per cent to 188 million tonnes (BHP Billiton share). Coal Metallurgical coal production increased by 13 per cent in the 2013 financial year to 38 million tonnes (BHP Billiton share)(10). A 19 per cent (100 per cent basis) increase in production at Queensland Coal was underpinned by record annual performance at both Peak Downs and South Walker Creek and this was achieved despite the indefinite closure of Norwich Park and Gregory. In addition, Illawarra Coal (Australia) achieved record annual production in the period. Energy coal production increased by three per cent in the 2013 financial year to 73 million tonnes (BHP Billiton share) which included record annual production from New South Wales Energy Coal (Australia) following the successful ramp up of the RX1 project. Underlying EBIT for the 2013 financial year declined by US$2.1 billion to US$746 million. A 34 per cent and 31 per cent fall in hard coking coal and weak coking coal prices, respectively, and an 18 per cent fall in thermal coal prices, reduced Underlying EBIT by US$3.4 billion, net of price linked costs. In contrast, increased sales volumes and controllable cash cost savings increased Underlying EBIT by US$1.5 billion. A strong focus on contractor usage and rates and a significant reduction in consumables expenditure contributed to the substantial reduction in operating costs at Queensland Coal, as demonstrated by the 30 per cent decline in mine site unit cash costs at BHP Billiton Mitsubishi Alliance. During the 2013 financial year the Daunia and Broadmeadow Life Extension projects delivered first production, ahead of schedule. First coal was also loaded from the Newcastle Third Port Stage 3 project. The Caval Ridge, Cerrejon P40 and Appin Area 9 projects remain on schedule and budget. Following a review of the Hay Point Stage Three Expansion project, BHP Billiton approved a US$255 million increase to the original budget of US$1.25 billion (BHP Billiton share). Shipments from the new facilities are now expected to commence in the 2015 calendar year. The revised schedule and budget reflects the impact of significant weather interruptions and associated productivity issues which have affected the marine works. The schedule delay is not expected to impact the production profile of the Queensland Coal business. The continued ramp up of Daunia and scheduled commissioning of Caval Ridge will increase the capacity of our Queensland Coal business to 66 million tonnes per annum (100 per cent basis) by the end of the 2014 calendar year. Metallurgical coal production for the 2014 financial year is expected to increase to approximately 41 million tonnes (BHP Billiton share)(10) while energy coal production is expected to remain steady at 73 million tonnes (BHP Billiton share). Aluminium, Manganese and Nickel Alumina production increased by 18 per cent in the 2013 financial year to a record 4.9 million tonnes (BHP Billiton share), underpinned by the ramp up of the Efficiency and Growth project at Worsley. Aluminium production increased by two per cent to 1.2 million tonnes (BHP Billiton share) with improved performance at our Southern African smelters. Total manganese ore production increased by seven per cent in the 2013 financial year to a record 8.5 million tonnes (100 per cent basis) and reflected a substantial improvement in plant availability at GEMCO (Australia). Total manganese alloy volumes were largely unchanged from the 2012 financial year. The recovery in TEMCO (Australia) production that followed the temporary suspension of operations in the prior period was offset by the permanent closure of energy intensive silicomanganese production at Metalloys (South Africa) in January 2012.

News Release 18 Nickel production in the 2013 financial year was largely unchanged from the prior period. Strong operating performance at Cerro Matoso (Colombia) was offset by planned maintenance at the Nickel West Kalgoorlie smelter and Kwinana refinery. Underlying EBIT for the 2013 financial year increased by US$188 million to US$164 million. The response of our teams to the persistent challenges faced by our Aluminium, Manganese and Nickel business has delivered tangible results. With productivity improvements already well advanced, substantial cost savings of US$480 million were achieved during the period, while a stronger US dollar increased Underlying EBIT by a further US$243 million. In contrast, weaker markets continued to challenge the business as lower average realised prices contributed to a US$474 million reduction in Underlying EBIT, net of price linked costs. In this context, lower average realised prices for aluminium (down six per cent to US$2,191 per tonne), alumina (down nine per cent to US$302 per tonne), nickel (down 15 per cent to US$16,319 per tonne) and manganese alloy (down 10 per cent to US$1,051 per tonne) were only partially offset by an increase in the average realised price of manganese ore (up nine per cent to US$4.83 per dry metric tonne unit). The US$167 million (BHP Billiton share) GEEP2 expansion at GEMCO delivered first production during the period, ahead of schedule. The project has increased processing capacity from 4.2 to 4.8 million tonnes per annum (100 per cent basis) and the ramp up of the operation is largely complete. Group and Unallocated Items Underlying EBIT declined by US$456 million to a loss of US$177 million. The decline largely reflected a reduced contribution from Richards Bay Minerals, following the sale of our 37.76 per cent non-operated effective interest to Rio Tinto, completed on 7 September 2012; and EKATI, following the sale of our diamonds business to Dominion Diamond Corporation, completed on 10 April 2013. The following notes explain the terms used throughout this profit release: (1) Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 7. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$7,256 million for the year ended 30 June 2013 and US$6,508 million for the year ended 30 June 2012. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. (2) Non-IFRS measures are defined as follows: Attributable profit excluding exceptional items – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 2 to the financial report. Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income. Underlying effective tax rate – comprises Total taxation expense excluding Royalty-related taxation, exceptional items and Exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items. Underlying EBIT margin – comprises Underlying EBIT excluding third party EBIT, divided by revenue excluding third party product revenue. Underlying EBITDA margin – comprises Underlying EBITDA excluding third party EBITDA, divided by revenue excluding third party product revenue. Underlying return on capital – represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets less net debt. (3) The variance in controllable cash costs comprises changes in costs (rate and usage) (refer page 7), exploration and business development activity and excludes variances in non-cash and one-off items, price linked costs and fuel and energy. (4) Net operating cash flows are after net interest and taxation. (5) Capital investment associated with projects not yet in production comprises assets under construction and exploration and evaluation assets. (6) Excludes diamonds and Pinto Valley production. (7) Excludes deferred stripping. (8) Revenue less Underlying EBITDA (both excluding third party products) adjusted for cash one-off items, divided by Group copper equivalent production. (9) Excludes Pinto Valley production. (10) Includes 100 per cent of BHP Billiton Mitsui Coal production. BHP Billiton interest in saleable production is 80 per cent.

BHP Billiton Financial Results for the year ended 30 June 2013 19 Forward looking statements This release contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements. These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward looking statements. For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events. Non-IFRS financial information BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review. No offer of securities Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction. Reliance on third party information The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.

News Release 20 Further information on BHP Billiton can be found on our website: www.bhpbilliton.com Media Relations Australia Emily Perry Tel: +61 3 9609 2800 Mobile: +61 477 325 803 email: Emily.Perry@bhpbilliton.com Fiona Hadley Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Hadley@bhpbilliton.com Eleanor Nichols Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com United Kingdom Ruban Yogarajah Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com Jennifer White Tel: +44 20 7802 7462 Mobile: +44 7827 253 764 email: Jennifer.White@bhpbilliton.com Americas Jaryl Strong Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com Investor Relations Australia James Agar Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: James.Agar@bhpbilliton.com Andrew Gunn Tel: +61 3 9609 3575 Mobile: +61 402 087 354 email: Andrew.Gunn@bhpbilliton.com United Kingdom and South Africa Tara Dines Tel: +44 20 7802 7113 Mobile: +44 7825 342 232 email: Tara.Dines@bhpbilliton.com Americas James Agar Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: James.Agar@bhpbilliton.com Matt Chism Tel: +1 713 599 6158 Mobile: +1 281 782 2238 email: Matt.E.Chism@bhpbilliton.com BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015 BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111 Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Group Financial Information For the year ended 30 June 2011 2013

Financial Information 22 Contents Financial Information Page Consolidated Income Statement 23 Consolidated Statement of Comprehensive Income 24 Consolidated Balance Sheet25 Consolidated Cash Flow Statement 26 Consolidated Statement of Changes in Equity 27 Notes to the Financial Information 30 The financial information included in this document for the year ended 30 June 2013 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2013. The financial information does not constitute the Group’s full financial statements for the year ended 30 June 2013, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission. The financial information set out on pages 21 to 42 for the year ended 30 June 2013 has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2012 financial statements contained within the Annual Report of the BHP Billiton Group. The comparative figures for the financial years ended 30 June 2012 and 30 June 2011 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the company’s auditors and delivered to the Registrar of Companies. The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006. All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Where applicable, comparative figures have been adjusted to disclose them on the same basis as the current period figures. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP Billiton Financial Results for the year ended 30 June 2013

Consolidated Income Statement
for the year ended 30 June 2013

	Notes	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M
Revenue				
Group production		**63,203**	68,747	67,903
Third party products		**2,765**	3,479	3,836
Revenue	1	**65,968**	72,226	71,739
Other income		**4,130**	906	531
Expenses excluding net finance costs		**(50,873)**	(49,380)	(40,454)
Profit from operations		**19,225**	23,752	31,816
Comprising:				
Group production		**19,104**	23,626	31,718
Third party products		**121**	126	98
		19,225	23,752	31,816
Financial income	4	**169**	225	245
Financial expenses	4	**(1,522)**	(955)	(806)
Net finance costs	4	**(1,353)**	(730)	(561)
Profit before taxation		**17,872**	23,022	31,255
Income tax expense		**(5,641)**	(7,238)	(6,481)
Royalty-related taxation (net of income tax benefit)		**(1,156)**	(252)	(828)
Total taxation expense	5	**(6,797)**	(7,490)	(7,309)
Profit after taxation		**11,075**	15,532	23,946
Attributable to non-controlling interests		**199**	115	298
Attributable to members of BHP Billiton Group		**10,876**	15,417	23,648
Earnings per ordinary share (basic) (US cents)	6	**204.4**	289.6	429.1
Earnings per ordinary share (diluted) (US cents)	6	**203.7**	288.4	426.9
Dividends per ordinary share – paid during the period (US cents)	7	**114.0**	110.0	91.0
Dividends per ordinary share – declared in respect of the period (US cents)	7	**116.0**	112.0	101.0

The accompanying notes form part of this financial information.

23

Financial Information 24 Consolidated Statement of Comprehensive Income for the year ended 30 June 2013 Year ended 30 June 2013 US$M Year ended 30 June 2012 US$M Year ended 30 June 2011 US$M Profit after taxation 11,075 15,532 23,946 Other comprehensive income Items that may be reclassified subsequently to the income statement: Available for sale investments: Net valuation losses taken to equity (101) (32) (70) Net valuation gains transferred to the income statement (1) (2) (47) Cash flow hedges: Gains/(losses) taken to equity 223 (320) Unrealised losses transferred to the income statement 73 205 Exchange fluctuations on translation of foreign operations taken to equity 2 19 19 Tax recognised within other comprehensive income (76) 23 37 Total items that may be reclassified subsequently to the income statement 120 (107) (61) Items that will not be reclassified to the income statement: Actuarial gains/(losses) on pension and medical schemes 61 (250) (113) Tax recognised within other comprehensive income (16) 66 83 Total items that will not be reclassified to the income statement 45 (184) (30) Total other comprehensive income/(loss) 165 (291) (91) Total comprehensive income 11,240 15,241 23,855 Attributable to non-controlling interests 201 117 284 Attributable to members of BHP Billiton Group 11,039 15,124 23,571 The accompanying notes form part of this financial information.

BHP Billiton Financial Results for the year ended 30 June 2013 25 Consolidated Balance Sheet as at 30 June 2013 Notes 30 June 2013 US$M 30 June 2012 US$M ASSETS Current assets Cash and cash equivalents 6,060 4,781 Trade and other receivables 6,728 7,704 Other financial assets 159 282 Inventories 5,822 6,233 Assets classified as held for sale 83 286 848 Current tax assets 327 137 Other 404 466 Total current assets 19,786 20,451 Non-current assets Trade and other receivables 1,579 1,475 Other financial assets 1,698 1,881 Inventories 622 424 Property, plant and equipment 102,927 95,247 Intangible assets 5,226 5,112 Deferred tax assets 6,136 4,525 Other 135 158 Total non-current assets 118,323 108,822 Total assets 138,109 129,273 LIABILITIES Current liabilities Trade and other payables 10,881 12,024 Interest bearing liabilities 5,303 3,531 Liabilities classified as held for sale 8 220 433 Other financial liabilities 217 200 Current tax payable 1,148 2,811 Provisions 2,395 2,784 Deferred income 208 251 Total current liabilities 20,372 22,034 Non-current liabilities Trade and other payables 293 509 Interest bearing liabilities 29,862 24,799 Other financial liabilities 582 317 Deferred tax liabilities 6,469 5,287 Provisions 8,237 8,914 Deferred income 259 328 Total non-current liabilities 45,702 40,154 Total liabilities 66,074 62,188 Net assets 72,035 67,085 EQUITY Share capital – BHP Billiton Limited 1,186 1,186 Share capital – BHP Billiton Plc 1,069 1,069 Treasury shares (540) (533) Reserves 1,970 1,912 Retained earnings 66,979 62,236 Total equity attributable to members of BHP Billiton Group 70,664 65,870 Non-controlling interests 1,371 1,215 Total equity 72,035 67,085 The accompanying notes form part of this financial information.

Financial Information 26 Consolidated Cash Flow Statement for the year ended 30 June 2013 Year ended 30 June 2013 US$M Year ended 30 June 2012 US$M Year ended 30 June 2011 US$M Operating activities Profit before taxation 17,872 23,022 31,255 Adjustments for: Non-cash exceptional items 1,867 3,417 (150) Depreciation and amortisation expense 6,945 6,408 5,039 Net gain on sale of non-current assets (46) (116) (41) Impairments of property, plant and equipment, financial assets and intangibles 311 100 74 Employee share awards expense 210 270 266 Financial income and expenses 1,353 730 561 Other (344) (481) (384) Changes in assets and liabilities: Trade and other receivables 780 1,464 (1,960) Inventories (47) (208) (792) Trade and other payables (557) (288) 2,780 Net other financial assets and liabilities 122 (18) 46 Provisions and other liabilities (817) (1,026) 387 Cash generated from operations 27,649 33,274 37,081 Dividends received 13 25 12 Interest received 79 127 107 Interest paid (963) (715) (562) Income tax refunded 530 74 Income tax paid (7,589) (7,842) (6,025) Royalty-related taxation paid (937) (1,015) (607) Net operating cash flows 18,252 24,384 30,080 Investing activities Purchases of property, plant and equipment (21,573) (18,385) (11,147) Exploration expenditure (1,326) (2,452) (1,240) Exploration expenditure expensed and included in operating cash flows 1,022 1,602 981 Purchase of intangibles (400) (220) (211) Investment in financial assets (338) (341) (238) Investment in subsidiaries, operations and jointly controlled entities, net of their cash (12,556) (4,807) Cash outflows from investing activities (22,615) (32,352) (16,662) Proceeds from sale of property, plant and equipment 2,338 159 80 Proceeds from financial assets 204 151 118 Proceeds from divestment of subsidiaries, operations and jointly controlled entities, net of their cash 2,202 6 Net investing cash flows (17,871) (32,036) (16,464) Financing activities Proceeds from interest bearing liabilities 9,961 13,287 1,374 Proceeds/(settlements) from debt related instruments 14 (180) 222 Repayment of interest bearing liabilities (2,580) (4,280) (2,173) Proceeds from ordinary shares 21 21 32 Contributions from non-controlling interests 73 101 Purchase of shares by Employee Share Ownership Plan (ESOP) trusts (445) (424) (469) Share buy-back – BHP Billiton Limited (6,265) Share buy-back – BHP Billiton Plc (83) (3,595) Dividends paid (6,167) (5,877) (5,054) Dividends paid to non-controlling interests (55) (56) (90) Net financing cash flows 822 2,509 (16,018) Net increase/(decrease) in cash and cash equivalents 1,203 (5,143) (2,402) Cash and cash equivalents, net of overdrafts, at the beginning of the financial year 4,881 10,080 12,455 Effect of foreign currency exchange rate changes on cash and cash equivalents (34) (56) 27 Cash and cash equivalents, net of overdrafts, at the end of the financial year 6,050 4,881 10,080 The accompanying notes form part of this financial information.

BHP Billiton Financial Results for the year ended 30 June 2013

Consolidated Statement of Changes in Equity
for the year ended 30 June 2013

For the year ended 30 June 2013	Attributable to members of the BHP Billiton Group							
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2012	1,186	1,069	(533)	1,912	62,236	**65,870**	1,215	**67,085**
Profit after taxation	–	–	–	–	10,876	**10,876**	199	**11,075**
Other comprehensive income:								
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(103)	–	**(103)**	2	**(101)**
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(1)	–	**(1)**	–	**(1)**
Gains on cash flow hedges taken to equity	–	–	–	223	–	**223**	–	**223**
Unrealised losses on cash flow hedges transferred to the income statement	–	–	–	73	–	**73**	–	**73**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	2	–	**2**	–	**2**
Actuarial gains on pension and medical schemes	–	–	–	–	60	**60**	1	**61**
Tax recognised within other comprehensive income	–	–	–	(117)	26	**(91)**	(1)	**(92)**
Total comprehensive income	**–**	**–**	**–**	**77**	**10,962**	**11,039**	**201**	**11,240**
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(445)	–	–	**(445)**	–	**(445)**
Employee share awards exercised net of employee contributions	–	–	438	(243)	(178)	**17**	–	**17**
Employee share awards forfeited	–	–	–	(17)	17	**–**	–	**–**
Accrued employee entitlement for unexercised awards	–	–	–	210	–	**210**	–	**210**
Issue of share options to non-controlling interests	–	–	–	49	–	**49**	–	**49**
Dividends	–	–	–	–	(6,076)	**(6,076)**	(55)	**(6,131)**
Equity contributed	–	–	–	–	–	**–**	73	**73**
Divestment of jointly controlled entities	–	–	–	(18)	18	**–**	(63)	**(63)**
Balance as at 30 June 2013	**1,186**	**1,069**	**(540)**	**1,970**	**66,979**	**70,664**	**1,371**	**72,035**

The accompanying notes form part of this financial information.

27

Financial Information

Consolidated Statement of Changes in Equity
for the year ended 30 June 2013 (continued)

For the year ended 30 June 2012 US$M	Attributable to members of the BHP Billiton Group						Non-controlling interests	Total equity
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group		
Balance as at 1 July 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755
Profit after taxation	–	–	–	–	15,417	15,417	115	15,532
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(32)	–	(32)	–	(32)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(2)	–	(2)	–	(2)
Losses on cash flow hedges taken to equity	–	–	–	(320)	–	(320)	–	(320)
Unrealised losses on cash flow hedges transferred to the income statement	–	–	–	205	–	205	–	205
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	19	–	19	–	19
Actuarial (losses)/gains on pension and medical schemes	–	–	–	–	(253)	(253)	3	(250)
Tax recognised within other comprehensive income	–	–	–	(33)	123	90	(1)	89
Total comprehensive income	–	–	–	(163)	15,287	15,124	117	15,241
Transactions with owners:								
Proceeds from the issue of shares	3	–	–	–	–	3	–	3
BHP Billiton Plc shares cancelled	–	(1)	83	1	(83)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(424)	–	–	(424)	–	(424)
Employee share awards exercised net of employee contributions	–	–	431	(189)	(213)	29	–	29
Employee share awards forfeited	–	–	–	(8)	8	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	270	–	270	–	270
Dividends	–	–	–	–	(5,894)	(5,894)	(56)	(5,950)
Equity contributed	–	–	–	–	–	–	161	161
Balance as at 30 June 2012	1,186	1,069	(533)	1,912	62,236	65,870	1,215	67,085

28

BHP Billiton Financial Results for the year ended 30 June 2013

Consolidated Statement of Changes in Equity for the year ended 30 June 2013 (continued)

For the year ended 30 June 2011 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329
Profit after taxation	–	–	–	–	23,648	23,648	298	23,946
Other comprehensive income:								
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(71)	–	(71)	1	(70)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(38)	–	(38)	(9)	(47)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	19	–	19	–	19
Actuarial losses on pension and medical schemes	–	–	–	–	(105)	(105)	(8)	(113)
Tax recognised within other comprehensive income	–	–	–	24	94	118	2	120
Total comprehensive income	–	–	–	(66)	23,637	23,571	284	23,855
Transactions with owners:								
BHP Billiton Limited shares bought back and cancelled	(44)	–	–	–	(6,301)	(6,345)	–	(6,345)
BHP Billiton Plc shares bought back	–	–	(3,678)	–	–	(3,678)	–	(3,678)
BHP Billiton Plc shares cancelled	–	(46)	3,595	46	(3,595)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(469)	–	–	(469)	–	(469)
Employee share awards exercised net of employee contributions	–	–	454	(121)	(294)	39	–	39
Employee share awards forfeited	–	–	–	(9)	9	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	266	–	266	–	266
Distribution to option holders	–	–	–	(21)	–	(21)	(17)	(38)
Dividends	–	–	–	–	(5,126)	(5,126)	(90)	(5,216)
Equity contributed	–	–	–	–	–	–	12	12
Balance as at 30 June 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

29

Financial Information 30 Notes to the Financial Information 1. Segment reporting The Group operates five businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group. During the financial year the Group completed the following changes: Following the sale of its diamonds business and interests in Richards Bay Minerals, the Group has consolidated its Potash development activity with the Petroleum Customer Sector Group (CSG) to form the Petroleum and Potash business. In view of the new management structure, this business is now considered to be a single reportable segment. There were no inter-segment transactions between the Petroleum CSG and Potash business and therefore the comparative amounts reported for the new segment for the years ended 30 June 2012 and 30 June 2011 are an aggregation of Petroleum and Potash. The remaining amounts reported previously for Diamonds and Specialty Products have been included in Group and unallocated items; The Base Metals CSG was renamed the Copper business; The consolidation of the Metallurgical Coal and Energy Coal CSGs to form the Coal business. In view of the new management structure, this business is now considered to be a single reportable segment. There were no inter-segment transactions between the Metallurgical Coal and Energy Coal CSGs and therefore the comparative amounts reported for Coal for the new segment for the years ended 30 June 2012 and 30 June 2011 are an aggregation of previously reported amounts; and The consolidation of the Aluminium, Stainless Steel Materials and Manganese CSGs to form the Aluminium, Manganese and Nickel business. In view of the new management structure, this business is now considered to be a single reportable segment. There were no inter-segment transactions between the Stainless Steel Materials, Aluminium and Manganese CSGs and therefore the comparative amounts reported for Aluminium, Manganese and Nickel for the new segment for the years ended 30 June 2012 and 30 June 2011 are an aggregation of previously reported amounts. Reportable segment Principal activities Petroleum and Potash Exploration, development and production of oil and gas Potash development Copper Mining of copper, silver, lead, zinc, molybdenum, uranium and gold Iron Ore Mining of iron ore Coal Mining of metallurgical coal and thermal (energy) coal Aluminium, Manganese and Nickel Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal Mining of manganese ore and production of manganese metal and alloys Mining and production of nickel products Group and unallocated items represent Group centre functions, unallocated operations and consolidation adjustments. Exploration and technology activities are recognised within relevant segments. It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Financial Results for the year ended 30 June 2013

1. Segment reporting

Year ended 30 June 2013 US$M	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations [(f)]	BHP Billiton Group
Revenue							
Group production	12,933	11,413	19,939	10,138	8,093	447	62,963
Third party products	175	578	86	585	1,165	176	2,765
Rendering of services	105	–	135	–	–	–	240
Inter-segment revenue	–	–	55	–	20	(75)	–
Total revenue [(a)]	**13,213**	**11,991**	**20,215**	**10,723**	**9,278**	**548**	**65,968**
Underlying EBITDA [(b)]	**8,928**	**4,609**	**12,186**	**1,717**	**919**	**24**	**28,383**
Depreciation and amortisation	(3,071)	(957)	(978)	(971)	(770)	(198)	(6,945)
Impairment (losses)/reversals	(206)	(30)	(87)	–	15	(3)	(311)
Underlying EBIT [(b)]	**5,651**	**3,622**	**11,121**	**746**	**164**	**(177)**	**21,127**
Comprising:							
Group production	5,640	3,625	11,090	702	126	(177)	21,006
Third party products	11	(3)	31	44	38	–	121
Underlying EBIT [(b)]	**5,651**	**3,622**	**11,121**	**746**	**164**	**(177)**	**21,127**
Net finance costs [(c)]							(1,353)
Exceptional items [(d)]							(1,902)
Profit before taxation							**17,872**
Capital expenditure	**7,730**	**2,120**	**6,255**	**3,887**	**758**	**132**	**20,882**
Total assets [(e)]	**44,330**	**18,614**	**27,742**	**18,599**	**12,093**	**16,731**	**138,109**
Total liabilities	**6,105**	**3,009**	**3,956**	**4,549**	**3,471**	**44,984**	**66,074**

(a) Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations described in footnote (f).

(b) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT, before depreciation, amortisation and impairments.

(c) Refer to note 4 Net finance costs.

(d) Refer to note 2 Exceptional items.

(e) Total assets in Petroleum and Potash increased from US$19.6 billion at 30 June 2011 to US$39.9 billion at 30 June 2012, predominantly arising from the acquisition of Petrohawk Energy Corporation – refer to note 9 Business combinations.

(f) Includes the Group's diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012) and non-Potash corporate costs incurred by the former Diamonds and Specialty Products business.

31

Financial Information 32 1. Segment reporting (continued) Year ended 30 June 2012 US$M Petroleum and Potash Copper Iron Ore Coal Aluminium, Manganese and Nickel Group and unallocated items/ eliminations (f) BHP Billiton Group Revenue Group production 12,616 11,162 22,156 12,724 8,334 1,326 68,318 Third party products 230 434 86 856 1,563 310 3,479 Rendering of services 91 – 320 18 – – 429 Inter-segment revenue – – 39 – 14 (53) – Total revenue (a) 12,937 11,596 22,601 13,598 9,911 1,583 72,226 Underlying EBITDA (b) 9,087 4,687 15,027 3,592 809 544 33,746 Depreciation and amortisation (2,916) (793) (826) (797) (811) (265) (6,408) Impairment (losses)/reversals (151) 71 – 2 (22) – (100) Underlying EBIT (b) 6,020 3,965 14,201 2,797 (24) 279 27,238 Comprising: Group production 6,017 3,982 14,170 2,707 (43) 279 27,112 Third party products 3 (17) 31 90 19 – 126 Underlying EBIT (b) 6,020 3,965 14,201 2,797 (24) 279 27,238 Net finance costs (c) (730) Exceptional items (d) (3,486) Profit before taxation 23,022 Capital expenditure 6,290 2,650 5,634 3,701 1,783 165 20,223 Total assets (e) 39,920 17,638 22,726 16,473 16,759 15,757 129,273 Total liabilities 5,999 3,627 4,024 5,197 3,862 39,479 62,188

BHP Billiton Financial Results for the year ended 30 June 2013 33 1. Segment reporting (continued) Year ended 30 June 2011 US$M Petroleum and Potash Copper Iron Ore Coal Aluminium, Manganese and Nickel Group and unallocated items/ eliminations (f) BHP Billiton Group Revenue Group production 10,603 13,550 20,182 12,216 9,722 1,517 67,790 Third party products 127 602 93 851 1,778 385 3,836 Rendering of services 2 – 98 13 – – 113 Inter-segment revenue 5 – 39 – 5 (49) – Total revenue (a) 10,737 14,152 20,412 13,080 11,505 1,853 71,739 Underlying EBITDA (b) 8,190 7,525 13,946 4,496 2,366 570 37,093 Depreciation and amortisation (1,913) (735) (618) (697) (817) (259) (5,039) Impairment (losses)/reversals (76) – – – 2 – (74) Underlying EBIT (b) 6,201 6,790 13,328 3,799 1,551 311 31,980 Comprising: Group production 6,196 6,796 13,296 3,728 1,555 311 31,882 Third party products 5 (6) 32 71 (4) – 98 Underlying EBIT (b) 6,201 6,790 13,328 3,799 1,551 311 31,980 Net finance costs (c) (561) Exceptional items (d) (164) Profit before taxation 31,255 Capital expenditure 2,205 1,404 3,627 1,926 2,256 192 11,610 Total assets (e) 19,591 15,973 17,585 12,907 16,953 19,911 102,920 Total liabilities 4,605 3,118 3,652 4,474 4,234 25,082 45,165

Financial Information

2. Exceptional items

Year ended 30 June 2013	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,373	(183)	1,190
Sale of diamonds business	(232)	(5)	(237)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Worsley assets	(2,190)	559	(1,631)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(1,006)	291	(715)
Newcastle steelworks rehabilitation	158	(47)	111
	(1,902)	**980**	**(922)**

Sale of Yeelirrie uranium deposit:

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the year ended 30 June 2013, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses.

Sale of Richards Bay Minerals:

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1,190 million (after tax expense) was recognised in the year ended 30 June 2013.

Sale of diamonds business:

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$237 million (after tax expense) was recognised based on the final consideration.

Sale of East and West Browse Joint Ventures:

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture. A gain on sale of US$1,539 million was recognised in the year ended 30 June 2013. The associated tax expense of US$462 million was partly offset by the recognition of deferred tax benefits on available tax losses of US$274 million. The transaction was completed on 7 June 2013.

Impairment of Nickel West assets:

As a result of expected continued strength in the Australian dollar and weak nickel prices the Group recognised an impairment charge of US$1,244 million (after tax benefit) in the year ended 30 June 2013.

Impairment of Worsley assets:

The Group recognised an impairment of assets at Worsley as a result of expected continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1,631 million (after tax benefit) was recognised in the year ended 30 June 2013.

34

BHP Billiton Financial Results for the year ended 30 June 2013

2. Exceptional items (continued)

Impairment of Permian Basin assets:

An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian basin (US) do not support economic development.

Other impairments arising from capital project review:

In the year ended 30 June 2013, WAIO refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$639 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in the year ended 30 June 2013.

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$158 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). This followed the completion of the Hunter River Remediation Project and reaching agreement with the Environment Protection Authority in March 2013 regarding the necessary scope of work to repeal the Environmental Classification at Steel River.

Year ended 30 June 2012	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Fayetteville goodwill and other assets	(2,835)	996	(1,839)
Impairment of Nickel West goodwill and other assets	(449)	94	(355)
Suspension or early closure of operations and the change in status of specific projects [(a)]	(502)	108	(394)
Settlement of insurance claims [(a)]	300	(90)	210
Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia	–	637	637
	(3,486)	1,745	(1,741)

(a) Includes amounts attributable to non-controlling interests of US$(34) million (US$7 million tax expense).

Impairment of Fayetteville goodwill and other assets:

As a result of the fall in United States domestic gas prices and the company's decision to adjust its development plans, the Group recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$1,839 million (after tax benefit) was recognised in the year ended 30 June 2012.

Impairment of Nickel West goodwill and other assets:

The Group recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$355 million (after tax benefit) was recognised in the year ended 30 June 2012.

35

Financial Information

Suspension or early closure of operations and the change in status of specific projects:

As part of our regular portfolio review, various operations and projects around the Group were either suspended, closed early or changed in status. These included: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$338 million (after tax benefit), idle capacity costs and inventory write-down of US$28 million (after tax benefit) and other restructuring costs of US$28 million (after tax benefit) were recognised in the year ended 30 June 2012.

Settlement of insurance claims:

During 2008, extreme weather across the central Queensland coalfields affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$210 million (after tax expense) was recognised in the year ended 30 June 2012.

Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia:

The Australian MRRT and PRRT extension legislation were enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future Minerals Resource Rent Tax (MRRT) and Petroleum Resource Rent Tax (PRRT) liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in the year ended 30 June 2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they were considered recoverable.

Year ended 30 June 2011	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	–	718	718
Reversal of deferred tax liabilities	–	1,455	1,455
	(164)	2,128	1,964

Withdrawn offer for PotashCorp:

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board's conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers', lawyers' and accountants' fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the year ended 30 June 2011.

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$150 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

36

BHP Billiton Financial Results for the year ended 30 June 2013 37 Release of income tax provisions: The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group’s position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group’s income tax provision in September 2010 and US$580 million in June 2011. Reversal of deferred tax liabilities: Consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability (DTL) relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1,455 million.

Financial Information

3. Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date [(a)]			Contribution to profit after taxation		
	30 June 2013 %	30 June 2012 %	30 June 2011 %	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M
Compañia Minera Antamina SA	33.75	33.75	33.75	454	553	602
Minera Escondida Limitada	57.5	57.5	57.5	1,723	1,367	2,694
Samarco Mineração SA	50	50	50	513	909	906
Carbones del Cerrejón LLC	33.33	33.33	33.33	117	294	231
Mozal SARL	47.1	47.1	47.1	(52)	(5)	66
Other [(b)]				53	145	(172)
Total				**2,808**	3,263	4,327

(a) The ownership interest at the Group's and the jointly controlled entity's reporting date are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on a basis consistent with the Group's reporting date.

(b) Includes the Group's effective interest in the Richards Bay Minerals joint venture of 37.76 per cent up to the date of its effective disposal on 3 September 2012 (30 June 2012: 37.76 per cent; 30 June 2011: 37.76 per cent), the Guinea Alumina project (ownership interest 33.3 per cent; 30 June 2012: 33.3 per cent; 30 June 2011: 33.3 per cent), the Newcastle Coal Infrastructure Group Pty Limited (ownership interest 35.5 per cent; 30 June 2012: 35.5 per cent; 30 June 2011: 35.5 per cent) and other immaterial jointly controlled entities.

4. Net finance costs

	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M
Financial expenses			
Interest on bank loans and overdrafts	9	22	19
Interest on all other borrowings [(a)]	1,011	696	471
Finance lease and hire purchase interest	11	37	12
Dividends on redeemable preference shares	–	–	–
Discounting on provisions and other liabilities	473	481	411
Discounting on post-retirement employee benefits	111	129	128
Interest capitalised [(b)]	(273)	(314)	(256)
Fair value change on hedged loans	(505)	345	(140)
Fair value change on hedging derivatives	489	(365)	110
Fair value change on non-hedging derivatives [(a)]	183	(11)	–
Exchange variations on net debt	13	(65)	51
	1,522	955	806
Financial income			
Interest income	(77)	(122)	(141)
Expected return on pension scheme assets	(92)	(103)	(104)
	(169)	(225)	(245)
Net finance costs	1,353	730	561

(a) Interest on all other borrowings includes an amount of US$97 million of realised fair value changes on non-hedging derivatives used to manage interest rate exposure on debt securities. Fair value change on non-hedging derivatives includes the unrealised fair value changes on similar instruments. The total fair value changes on non-hedging derivatives amounted to US$280 million.

(b) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2013 the capitalisation rate was 2.24 per cent (30 June 2012: 2.83 per cent; 30 June 2011: 2.87 per cent).

38

BHP Billiton Financial Results for the year ended 30 June 2013

5. Taxation

	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M
Taxation expense including royalty-related taxation			
UK taxation expense	**84**	(21)	21
Australian taxation expense	**4,416**	6,043	3,503
Overseas taxation expense	**2,297**	1,468	3,785
Total taxation expense	**6,797**	7,490	7,309

Total taxation expense including royalty-related taxation, exceptional items and exchange rate movements, was US$6,797 million, representing an effective rate of 38.0 per cent (30 June 2012: 32.5 per cent; 30 June 2011: 23.4 per cent).

Exchange rate movements increased taxation expense by US$315 million (30 June 2012: increase of US$250 million; 30 June 2011: decrease of US$1,473 million).

Exceptional items as described in note 2, decreased taxation expense by US$980 million (30 June 2012: decrease of US$1,745 million; 30 June 2011: decrease of US$2,128 million).

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty-related taxation. Royalty-related taxation contributed US$1,156 million to taxation expense representing an effective rate of 6.5 per cent (30 June 2012: US$252 million and 1.1 per cent; 30 June 2011: US$828 million and 2.6 per cent).

6. Earnings per share

	Year ended 30 June 2013	Year ended 30 June 2012	Year ended 30 June 2011
Basic earnings per ordinary share (US cents)	**204.4**	289.6	429.1
Diluted earnings per ordinary share (US cents)	**203.7**	288.4	426.9
Basic earnings per American Depositary Share (ADS) (US cents) [(a)]	**408.8**	579.2	858.2
Diluted earnings per American Depositary Share (ADS) (US cents) [(a)]	**407.4**	576.8	853.8
Basic earnings (US$M)	**10,876**	15,417	23,648
Diluted earnings (US$M)	**10,876**	15,417	23,648

(a) Each American Depositary Share represents two ordinary shares.

39

Financial Information

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Year ended 30 June 2013 Million	Year ended 30 June 2012 Million	Year ended 30 June 2011 Million
Weighted average number of shares			
Basic earnings per ordinary share denominator	**5,322**	5,323	5,511
Shares and options contingently issuable under employee share ownership plans	**18**	23	29
Diluted earnings per ordinary share denominator	**5,340**	5,346	5,540

7. Dividends

	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M
Dividends paid/payable during the period			
BHP Billiton Limited	**3,662**	3,559	3,076
BHP Billiton Plc – Ordinary shares	**2,404**	2,335	2,003
– Preference shares [(a)]	**–**	–	–
	6,066	5,894	5,079
Dividends declared in respect of the period			
BHP Billiton Limited	**3,721**	3,621	3,331
BHP Billiton Plc – Ordinary shares	**2,446**	2,376	2,183
– Preference shares [(a)]	**–**	–	–
	6,167	5,997	5,514

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (30 June 2012: 5.5 per cent; 30 June 2011: 5.5 per cent).

	Year ended 30 June 2013 US cents	Year ended 30 June 2012 US cents	Year ended 30 June 2011 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**57.0**	55.0	45.0
Interim dividend	**57.0**	55.0	46.0
	114.0	110.0	91.0
Dividends declared in respect of the period (per share)			
Interim dividend	**57.0**	55.0	46.0
Final dividend	**59.0**	57.0	55.0
	116.0	112.0	101.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 20 August 2013, BHP Billiton declared a final dividend of 59.0 US cents per share (US$3,147 million), which will be paid on 25 September 2013 (30 June 2012: 57.0 cents per share – US$3,049 million; 30 June 2011: 55.0 cents per share – US$2,943 million).

40

BHP Billiton Financial Results for the year ended 30 June 2013

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2013 US$M	2012 US$M	2011 US$M
Franking credits as at 30 June	**10,516**	7,494	3,971
Franking credits arising from the payment of current tax payable	**824**	2,547	3,218
Total franking credits available [(a)]	**11,340**	10,041	7,189

(a) The payment of the final 2013 dividend declared after 30 June 2013 will reduce the franking account balance by US$812 million.

8. Assets held for sale

On 29 April 2013 the Group announced it had signed a definitive agreement to sell its Pinto Valley mining operation (Pinto Valley) and the associated San Manuel Arizona Railroad Company (SMARRCO) to Capstone Mining Corp for aggregate cash consideration of US$650 million. The transaction is subject to regulatory approval and other customary conditions. At 30 June 2013 the assets and liabilities of Pinto Valley and SMARRCO were classified as current assets held for sale of US$286 million (predominantly comprising property, plant and equipment of US$223 million, inventories of US$43 million and trade and other receivables of US$18 million), and as current liabilities held for sale of US$220 million (predominantly comprising provisions of US$178 million and trade and other payables of US$41 million).

At 30 June 2012, the assets and liabilities of the Richards Bay Minerals joint venture were classified as current assets held for sale of US$848 million (predominantly comprising property plant and equipment of US$369 million, trade and other receivables of US$196 million, inventories of US$128 million and cash and cash equivalents of US$120 million), and as current liabilities held for sale of US$433 million (predominantly comprising interest bearing liabilities of US$178 million, trade and other payables of US$153 million and tax liabilities of US$67 million). The sale of Richards Bay Minerals was completed on 7 September 2012.

9. Business combinations

Major business combinations completed during the year ended 30 June 2013

There were no major business combinations completed during the year ended 30 June 2013.

Major business combinations completed during the year ended 30 June 2012

Petrohawk Energy Corporation

On 14 July 2011, the Group announced it had entered into a definitive agreement to acquire Petrohawk Energy Corporation Inc. (Petrohawk) by means of an all-cash tender offer for all of the issued and outstanding shares of Petrohawk. The acquisition date of Petrohawk was 20 August 2011.

Petrohawk is an oil and natural gas company based in the United States. It owns a number of shale gas assets in Texas and Louisiana and associated midstream pipeline systems. This acquisition provides the Group with operated positions in the resource areas of the Eagle Ford shale, Haynesville shale and the Permian Basin.

Petrohawk was purchased for total consideration of US$12,005 million consisting of US$11,690 million for existing shares and US$315 million for settlement of outstanding options, restricted stock and stock appreciation rights (collectively referred to as employee awards). The vesting of the employee awards was accelerated at the acquisition date pursuant to a change of control clause in the original employee award plans. As a result, all of the consideration for settlement of such awards was included in purchase consideration. The terms of the acquisition agreement did not include any contingent consideration.

41

Financial Information 42 9. Business combinations (continued) Acquisition related costs of US$46 million have been expensed and included in other operating expenses in the Consolidated Income Statement. HWE Mining On 30 September 2011, the Group finalised the purchase of the HWE mining services business (HWE Mining), comprising three entities and other property, plant and equipment, which provide contract mining services to the Group’s WAIO joint ventures, from Leighton Holdings Limited (Leighton Holdings). The acquisition was funded by the Group’s available cash and control was obtained through the purchase of all the issued share capital of the acquired entities. The acquisition relates to the mining equipment and related assets that service the Area C, Yandi and Orebody 23/25 operations and is consistent with the Group’s previously stated intention to move the WAIO business from contract mining to owner-operator mining. Acquisition related costs of US$17 million have been expensed and included in other operating expenses in the Consolidated Income Statement. The consideration paid was in excess of the fair value of the identifiable assets and liabilities and therefore goodwill of US$187 million has been recognised in respect of the acquisition. The goodwill is attributable to the skilled workforce and the expected synergies to result from an in-house mining workforce, improved safety and the management of costs. None of the goodwill recognised is expected to be deductible for tax purposes. 10. Subsequent events On 20 June 2013, BHP Billiton announced an extension of its long term WAIO joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui). This transaction was completed in 10 July 2013 and has aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui invested approximately US$822 million and US$720 million, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource. The consideration included a share of capital costs associated with the Jimblebar Mine Expansion project. On 25 July 2013, BHP Billiton announced an investment of US$2.0 billion (BHP Billiton share) to construct a desalination facility which will deliver sustainable water supply to Escondida over the long term. On 20 August 2013, BHP Billiton announced an investment of US$2.6 billion to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. This investment will be spread over a number of years, with completion of both shafts expected during the 2016 calendar year, while the associated works program will extend into the 2017 calendar year. These transactions have no impact on the financial statements for the year ended 30 June 2013. Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary